

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

By Facsimile and U.S. Mail

Mr. Chris Trina
Chairman and Chief Executive Officer
2203 North Lois Avenue, Suite 704
Tampa, Florida 33607

> **RE:** **Transfer Technology International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **Form 10-Q for the period ended March 31, 2009**
> **Filed May 20, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **Filed August 18, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **Filed November 23, 2009**
> **Forms 10-Q/A for the periods ended March 31, 2009, June 30, 2009,**
> **and September 30, 2009**
> **Filed August 3, 2010**
> **File No. 0-27131**

Dear Mr. Trina:

We have reviewed your amended filings and have the following comment.

Form 10-Q/A for the quarterly period ended September 30, 2009

Item 4T. Controls and Procedures, page 35

1. Refer to your disclosure where you initially conclude your disclosure controls and procedures ("DCP") are not effective as of September 30, 2009. You further disclose that in October 2009 you "[r]emediated the related internal control weakness," and concluded your DCP was effective. However, you conclude that your DCP had not been effective in your 2009 Form 10-K. Please explain to us

how you could have concluded your DCP was effective in your September 30, 2009 Form 10-Q/A filing, or revise.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comment.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding this comment on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief